March 22, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Attn: Lauren Pierce and Matthew Derby

Re: Miso Robotics, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed March 11, 2024

File No. 024-12380

Ladies and Gentlemen:

Thank you for the opportunity to respond to your comments in the letter dated March 21, 2024 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement on Form 1-A of Miso Robotics, LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Security Ownership of Management and Certain Securityholders, page 36

1.	Please clarify the following points with respect to your beneficial ownership disclosure.
•	In Footnote 2, you disclose that James Jordan "has the voting power with respect to the shares of Common Stock" held by New Direction Trust Company and DealMaker. Please revise to explain how James Jordan has voting power over these securities.
•	For DealMaker's beneficial ownership, please state in the table the class of securities beneficially held.
•	The total number of shares held by Officers and Directors as a Group appears to be incorrect. Please revise or explain how James Jordan's and Joseph Essas's shares add up to 10,740,165 shares of common stock.
•	Please disclose Future VC's beneficial ownership in a separate row. Refer to Item 12(a)(2) of Form 1-A.
•	For all securities acquirable, please revise to describe the circumstances upon which such securities could be acquired. Refer to Item 12(b)(2) of Form 1-A.

The Company has revised the ownership table to provide additional information regarding the nature of the existing ownership, voting control, and ownership acquirable.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: Richard Hull

CEO

Miso Robotics, Inc.